United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 24, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

June 18-24, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	June 18, 2025
Transactions in Own Shares	June 19, 2025
Transactions in Own Shares	June 20, 2025
Transactions in Own Shares	June 23, 2025
Transactions in Own Shares	June 24, 2025

2

June 18, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 17 June 2025 it purchased a total of: (i) 35,152 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 16,293 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	17 June 2025	17 June 2025	17 June 2025	17 June 2025
Aggregate number of ordinary shares purchased	35,152	9,776	1,629	4,888
Highest price paid (per ordinary share)	USD 93.1200	GBP 68.7000	GBP 68.6000	GBP 68.7000
Lowest price paid (per ordinary share)	USD 92.1000	GBP 68.1000	GBP 68.3000	GBP 68.1000
Volume weighted average price paid (per ordinary share)	USD 92.5165	GBP 68.3615	GBP 68.3878	GBP 68.4189

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/2743N_1-2025-6-17.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

June 19, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 18 June 2025 it purchased a total of: (i) 34,953 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 16,410 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	18 June 2025	18 June 2025	18 June 2025	18 June 2025
Aggregate number of ordinary shares purchased	34,953	9,846	1,641	4,923
Highest price paid (per ordinary share)	USD 93.5000	GBP 69.5000	GBP 69.5000	GBP 69.5000
Lowest price paid (per ordinary share)	USD 92.4500	GBP 68.6000	GBP 68.6000	GBP 68.5000
Volume weighted average price paid (per ordinary share)	USD 93.0447	GBP 69.0953	GBP 69.0670	GBP 69.0225

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4763N_1-2025-6-18.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

June 20, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 19 June 2025 it purchased a total of: (i) 0 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 16,064 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	19 June 2025	19 June 2025	19 June 2025	19 June 2025
Aggregate number of ordinary shares purchased	0	9,695	1,620	4,749
Highest price paid (per ordinary share)	USD 0	GBP 69.3000	GBP 69.3000	GBP 69.2000
Lowest price paid (per ordinary share)	USD 0	GBP 68.4000	GBP 68.4000	GBP 68.5000
Volume weighted average price paid (per ordinary share)	USD 0	GBP 69.0477	GBP 69.0340	GBP 68.8143

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/6697N_1-2025-6-19.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.
[3] No purchases were made on the US Trading Venues on 19 June 2025 on account of the Juneteenth Public Holiday.

June 23, 2025
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 20 June 2025 it purchased a total of: (i) 34,960 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 5,358 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	20 June 2025	20 June 2025	20 June 2025	20 June 2025
Aggregate number of ordinary shares purchased	34,960	3,550	455	1,353
Highest price paid (per ordinary share)	USD 94.5800	GBP 69.1000	GBP 69.1000	GBP 69.1000
Lowest price paid (per ordinary share)	USD 92.2900	GBP 68.9000	GBP 68.9000	GBP 68.9000
Volume weighted average price paid (per ordinary share)	USD 93.0248	GBP 69.0081	GBP 69.0226	GBP 68.9800

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme").[3] In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/8776N_1-2025-6-22.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

June 24, 2025
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 23 June 2025 it purchased a total of: (i) 34,995 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 0 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	23 June 2025	23 June 2025	23 June 2025	23 June 2025
Aggregate number of ordinary shares purchased	34,995	0	0	0
Highest price paid (per ordinary share)	USD 93.6600	GBP 0	GBP 0	GBP 0
Lowest price paid (per ordinary share)	USD 92.1200	GBP 0	GBP 0	GBP 0
Volume weighted average price paid (per ordinary share)	USD 92.9337	GBP 0	GBP 0	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme").[3] In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/0675O_1-2025-6-23.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: June 24, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary